LOGICA HOLDINGS INC

VIA FAX 202-7729205
AND EDGAR

United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549
Ms. Christine Adams
Telephone Number: 202-551-3363


Re:      Logica Holdings Inc
         Form 10-KSB for year ended December 31, 2006.
         Filed May 15, 2007

         Form 10-QSB for Quarter Ended June 30, 2007.
         File N0. 0-50621



Dear Ms. Adams,

Logica Holdings Inc has reviewed your comments and below has detailed each comment followed by our response along with any additional requested information.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 6. Management's Discussion and Analysis or Plan of Operation (page 16)

Results of Operations (page 19)


1. We refer to the increase in travel sales of $115,234 from 2005 to 2006. You state that the increase was due to travel sales of consumer rewards revenue. It is not clear what you mean by "travel sales of consumer rewards." Please explain. Further, based on your revenue recognition policy as described on page F-9, revenue associated with your travel business represents commissions earned, presented on net basis. Please tell us if the increase in revenue described in this section is the commissions earned. If not, please explain in sufficient detail to provide us with an understanding of the components of your reported revenue.

Comment 1 Response:

The reason why it is not clear as to what we meant by stating "travel sales of consumer rewards." Is because, it was misstated and should have read as follows:

......"Sales of commission revenue"....


2      Please revise to describe the types of costs included in costs of sales.

Comment 2 Response:

The company's cost of goods is the cost of goods sold in On-line Shopper operation and the redemption of rewards.


3      We note from your segment disclosures that the operating loss by segment has changed significantly from 2005. In accordance with Item 303 of Regulation 5-B, revise to provide a discussion and analysis of your business as a whole and by segments necessary to provide investors with a view of the business as seen through the eyes of management. Clearly articulate the underlying drivers that resulted in the material changes in operating income and loss for the periods presented. Please also refer to and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/ruleslintem/33.8350.htm for further guidance.

Comment 3 Response:

We propose to revise our MD&A to discuss the operations by segment as follows:

SEGMENT DISCUSSION

Rewards and Loyalty Program:
----------------------------

Revenue generated in the rewards program declined during the year by $2,169 from $13,040 for the year ended December 31, 2005 to $10,871 for the year ended December 31, 2006. The reduction in revenue is attributed to the Company focusing on bank contracts and ignoring in-house programs. Although the rewards program recorded reduced revenue during the year, the rewards and loyalty segment remains the central focus of the company as the travel and online shopping segments are largely dependent on the rewards programs for segment revenue.

The loss for Rewards segment increased by $320,303 from $569,734 for the year ended December 31, 2005 to $890,037 for the year ended December 31, 2006. The increase in loss is mainly attributed to travel and salary costs incurred in attempting to expand into Europe, together with accounting and legal costs incurred in the company's SEC filings.

The Company has spent considerable time and expense in attempting to establish a loyalty and rewards program in Europe. While the Company has made important inroads in Europe, it has not yet been successful in establishing permanent relationships necessary to implement a loyalty and rewards program. The main stumbling block in this regard has been the capital that the company requires to move to the next level.

In order that the Company does not loose momentum on the progress made to date, it plans to offer consulting services to interested groups (banks, retail stores etc) who are looking to implement loyalty programs but lack expertise in developing programs. It is hoped that this will allow the Company to maintain a presence in Europe without incurring huge startup costs.
While the Company expects that the reward revenue will improve over the next year, it does not expect that the segment will be profitable for the next year.

Travel:
-------

The Company offers normal travel agency services to both personal and corporate customers. Travel sales are primarily derived through customers that are either members of the company's reward program, or are customers who are enrolled in a reward program that has supply agreements with the company. These agreements are either with the HSBC Bank or The Commonwealth Bank of Australia. The company has not relied on walk in traffic but has relied on bank flyers and mail-out specials to generate revenue. Most of the travel business is either done on-line or over the telephone. Product sales include airline tickets, hotel and car rental reservations, vacation packages and custom tours. The Company plans to expand the travel business by increasing product awareness, particularly in overseas destinations where margins are better and by relocating premises to bring in walk-in traffic.

Commission sales for the year increased by $115,234 from $154,154 for the year ended December 31, 2005 to $$269,388 for the year ended December 2006. The company competes with other travel service providers for this bank business.

Earnings for the year improved by $208,864 from a loss of $130,902 for the year ended December 31, 2005 to a profit of $77,962 for the year ended December 31, 2006. The improved earnings was due to an improvement in sales revenue while maintaining lower staffing levels. The banking contracts have allowed the company to reduce advertising and promotional costs during the first year. The company was also able to reduce its telephone and server costs. The Company hopes to increase future by expanding its advertising though it's banking arrangements and by moving premises to attract walk-in traffic.

On-Line Shopping:
-----------------

The on-lone shopping segment of the company sells electronics, games, linens and small appliances online or over the telephone. The on-line shopping segment of the company targets members of the Company's rewards program members, and also supplies product to other rewards programs. These programs include programs run by HSBC bank and The Commonwealth Bank of Australia. Product is purchased through wholesale suppliers and buying clubs. Sales are also derived through point redemption by members of rewards programs.

Revenues for the year reduced by $51,881 from $162,733 for the year ended December 31, 2005 to $214,614 for the year ended December 31, 2006. The increase was mainly due to preferred status sales made through customers enrolled in bank credit card promotions. These sales are a result of contracts that the company has with both HSBC and Commonwealth Banks of Australia. The contracts provide for the company to submit travel advertisements in the banks monthly and quarterly mail-outs and invites access to other promotional methods like banking hall displays, ATM screen advertising and TV adverts. Most of these promotions are tied to the banks VISA and MasterCard promotions.

The loss for the year increased by $24,165 from a profit of $1,685 for the year ending December 31, 2005 to a loss of $22,480 for the year ended December 31, 2006. The increase in the loss was mainly due to an increase in the cost of goods sold ratio. This increase was a result of the product mix sales which favored electronic goods which have a lower gross margin.

The company plans to grow the online shopper segment by advertising through the internet and through the VISA and MasterCard relationships.

The company expects sales and earnings in the segment to improve once the rewards program expands.


4. We note from your disclosures on page 20 that you intend to expand your loyalty and rewards program in the future. It is not clear; however, why management intends to deploy its resources on a segment of its business that reported minimal revenue and accounted for more than the majority of the losses in 2006. Please revise to describe in better detail the most important matters on which a company's executives focus in evaluating financial condition and operating performance and provide the context for the discussion and analysis of the financial statements.

Comment 4 Response:

The Company believes that the central focus of its operations is its reward and loyalty programs. The expansion of loyalty reward programs creates opportunities for businesses that offer reward redemption services. These businesses have historically either been travel or merchandise operations. By having both a travel agency and an online merchandise facility in house, the company is able to benefit through reward redemptions (both travel and product), and also able to play a key role in sales through other reward programs, particularly preferred bank partners. In addition, the company sees its expansion (both nationally and internationally) through contracts with reward programs and partners who operate reward programs. Management would like to expand into a market that is substantially larger that the Australian market where economies of scale make it difficult to be profitable.

The loyalty rewards program incurred substantial losses during the year, mainly because the company invested a substantial amount of time and costs in trying to establish itself in the European market. The Company has made good inroads in this regard, but will need to invest further funding into this market if it is to setup operations in Europe and North America.


Location of Auditor

5. Tell us why your audit report was signed by an audit firm based in Toronto, Canada. Please note that in accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Please refer to section 5.1 of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at http://www.sec.govIdivisions/corpfin/intematl/issues1004.htm for further guidance.

Comment 5 Response:

The Company engaged SF as our auditors based on its experience and expertise in auditing Canadian companies listed in the US, knowledge of US GAAP and GAAS, and the standards of the PCAOB and the unique challenges which the engagement presented.

SF became registered with the Public Company Accounting Oversight Board ("PCAOB") on November 13, 2003.

The audit work was conducted in Canada. The Company operates primarily online, has no store fronts and no bricks and mortar locations from which it conducts its operations. The original bookkeeping is completed by a bookkeeper in Australia who then transfers the books and records to the acting CFO who is located in Canada. The CFO reviews the accounting records, prepares the financial statements and provides a package to SF to audit including all source documents required by SF to complete the audit. All inquires and meetings and discussions were conducted or communicated either in person, via conference calls, e-mails or fax.

The audit was conducted by a Partner of the firm in accordance with the standards of the PCAOB and US GAAS and was subject to the firm's standard quality control reviews and procedures which included a concurring review performed by a Partner of the US firm Davis Accounting Group, P.C. located in Cedar City, Utah, United States.

In view of the foregoing and as Article 2 of Regulation S-X does not specifically preclude audit firms in these circumstances from being appointed as auditors, the Company believes that SF is adequately qualified to conduct the audit of the registrant in compliance with this Article.

Please note that subsequent to year-end, the Company sold its wholly-owned interests in its Australian subsidiaries and the Company is now located in and operates out of Toronto, Ontario, Canada as filed in Form 8-K on October 5, 2007.


6. We note that your audit report was signed by an audit firm based in Toronto, Canada. Ask your auditors, and tell us where the majority of the audit work was conducted and how they concluded that it was appropriate to include an audit report issued by an auditor licensed in Canada considering that all of your operations were in Australia.

Comment 6 Response:

The audit work was conducted in Canada. SF was able to obtain sufficient and appropriate audit evidence with which to render an opinion. The Company operates primarily online, has no store fronts and no bricks and mortar locations from which it conducts its operations. The original bookkeeping is completed by a bookkeeper in Australia who then transfers the books and records to the acting CFO who is located in Canada. The CFO reviews the accounting records, prepares the financial statements and provides a package to SF to audit including all source documents required by SF to complete the audit. All inquires and meetings and discussions were conducted or communicated either in person, via conference calls, e-mails or fax.

Please note that subsequent to year-end, the Company sold its wholly-owned interests in its Australian subsidiaries and the Company is now located in and operates out of Toronto, Ontario, Canada as filed in Form 8-K on October 5, 2007.


Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (page F-8)

(f) Revenue Recognition (page F-9)


7. We note your revenue recognition policy associated with the consumer reward points program. We note from your disclosures beginning on page 4 that you invoice the merchant members monthly for the dollar value associated with the points earned by program members. In note 3, you state that you recognize commission income from the participating vendors when points have been requested to be redeemed by the participating vendor's customer and collectibility is reasonably assured. The chronological order of events in the earnings process and your related revenue recognition policy are not clear. Please describe for us in sufficient detail the process and your basis for determining when the revenue recognition criteria set forth in SAB Topic l3 .A.

Comment 7 Response:

The following is an explanation of the revenue recognition process associated with the consumer reward points program. There are three parties involved in the revenue recognition process of the consumer reward points program (the "program"). They are the Company, the participating merchant members (the "vendors") and the participating merchant member's customers (the "members").

The Company's management contacts potential vendors seeking to create a partnership with them to distribute reward points. When a vendor agrees to distribute the reward points, an agreement is drawn up and signed between the Company and the vendor (this signifies that persuasive evidence of an arrangement exists). The amount of commission to be charged per reward point distributed is determined at that time (this signifies that the seller's price is fixed or determinable). In the case of large vendors, the Company will conduct a credit check on the vendor to ensure that they appear able to pay the Company the required commissions (this signifies that collectibility is reasonably assured).

The commission can vary anywhere between 10% and 20% over the cost of a reward point. As disclosed in the Form 10KSB, the cost of a reward point is $0.01 per point.

The vendors then begin to distribute points to the members as they shop. The points distributed by the vendors are tracked by member name and points amount. A report detailing the points distributed is then submitted to the Company on a regular basis for tracking and invoicing purposes. Some vendors submit their report weekly, others submit monthly.

When the Company receives the points distribution report from the vendor, they update their database with the number of points earned by each member and invoice the vendor for the agreed upon amount of commission to be earned based on the number of points distributed. It is at this point that the services have been rendered and the revenue is recognized by the Company.

When the members redeem the points with the Company, either through the online shopping subsidiary or the travel agency subsidiary of the Company, the cost to the Company of obtaining the merchandise or the cost to the Company of organizing the travel plans are recorded against the commission income earned from the vendors.

Each quarter, the Company reviews their database of members and any points that were distributed to members that are older than one year are removed from the database. Then using only the eligible points, the liability for the remaining unredeemed points is calculated. For the methodology of the calculation, see response to comment #9.

8. In future filings, revise to clarify that you report revenue from your travel agency segment on a net basis, describing the impact of net reporting.

Comment 8 Response:


The disclosure will be revised on future filings.


Note 5. Consumer Reward Points Program (page F-18)

9. From your disclosure in this section, you state that participating reward point program partners remit cash amounts to you for the amount of points earned by the end consumer at the time of purchase. In note l(f), you state that you receive a commission from the vendor. It is not clear to us exactly how this program is operated. Please describe for us the program in sufficient detail, providing a typical example depicting the revenue recognition cycle. Please also describe for us how the costs of the program are recorded. Please also describe for us how you determine the liability for unredeemed points.

Comment 9 Response:

For a description of the program and how the costs for this program are recorded, please see the response to comment #7.

The liability for unredeemed points is determined through a calculation using historical data and the cost to purchase the merchandise or prepare the travel plans to the Company. The total points outstanding are tracked internally using a software database. The total points outstanding at the end of each quarter are multiplied by $0.01 per point (this is the cost of redemption to the Company based on redemption history and costing analysis). A 40% provision is then taken on the balance based on the historical expiration rate of the points accumulated by customers. The remaining 60% is recorded as a liability of the Company.

Note 7. Convertible Debenture (page F-19)

10. It appears to us that you sold debentures to the Winterman Group at different dates in 2006. Tell us of the various issuance dates and the market value of your stock at the date of each issuance.

Comment 10 Response:

--------------------------------------------------------------------------------
Date of Issuance               Amount           Market Value of Stock
--------------------------------------------------------------------------------

March 30, 2006                $ 150,869        N/A - not trading until Oct. 2006
Q1 interest accrual           $   1,120        N/A - not trading until Oct. 2006
June 30, 2006                 $  82,239        N/A - not trading until Oct. 2006
Q2 interest accrual           $   4,961        N/A - not trading until Oct. 2006
July 1, 2006                  $  62,000        N/A - not trading until Oct. 2006
August 15, 2006               $  37,000        N/A - not trading until Oct. 2006
August 17, 2006               $  33,000        N/A - not trading until Oct. 2006
Q3 interest accrual           $   6,252        N/A - not trading until Oct. 2006
Q4 interest accrual           $  11,264        December 29, 2006 close - $0.51
                              ---------
Total                         $ 388,705
                              =========


11. It appears that the conversion feature in your convertible debt met the definition of an embedded derivative under paragraph 12 of SFAS 133 as of December31 2006, which should be separated from the debt host and accounted for at fair value, unless it meets the scope exception in paragraph 11(a). To determine whether the scope exception is met, the conversion feature should be analyzed under EITF 00-19.

The first step in the analysis is to determine whether the convertible debt meets the definition of a conventional convertible instrument in paragraph 4 of EITF 00-19. If it qualifies as a conventional convertible instrument, the embedded conversion option is not separated from the convertible debt. However, if it does not qualify as a conventional convertible instrument, the embedded conversion feature is required to be analyzed further under paragraphs 12-32 of EITF 00-19.

It appears that your convertible debt is not a conventional convertible instrument based on the conversion terms disclosed on page F-19. With regard to the conversion terms, it appears that the convertible debentures do not meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 since the debt is not convertible into a fixed number of shares. As a result you are required to analyze further the conversion feature under paragraphs 12-32 of EITF 00-19.

Based on further analysis under paragraphs 12-32 of EITF 00-19, we note that since the debenture s can be converted into common stock at the lower of $0.10 per share or the market price of the stock at the time of the election, it appears that the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate (paragraph 20 of EITF 00-19).

Accordingly net-cash settlement should be assumed. Therefore, it appears that you would be required to bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Please revise or advise.

Comment 11 Response:

We are in agreement with the comment that the Company should bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with the changes in fair value being recorded in the income statement.

The Company's method of bifurcating the conversion feature from the debt was to calculate the fair value of the debt as at December 31, 2006 and compare it to the carrying value. Any excess in the carrying value of the debt over the fair value of the debt would be assigned as the fair value of the conversion feature and would be separated and disclosed as such.

Upon completion of this calculation, the fair value of the debt was determined to be equal to the carrying value of the debt, therefore there is no excess to assign as the fair value of the conversion feature and no amount was required to be recorded in the income statement. This was disclosed in Note 7 of the financial statements.

Form 10-OSB for the Six Months Ended June 30, 2007

Consolidated Balance Sheets (page 1)


12.    We refer to your balance in accounts receivable and related allowance for doubtful accounts as of June30 2007. It appears from the change in the accounts receivable balance, in conjunction with the amount of revenue earned during the six months ended June 30, 2007, that you did not collect any receivables during this time. Please tell us about the underlying changes in your receivables balance. Further, despite a significantly larger receivables balance at June 30, 2007, it is not clear why the corresponding allowance for doubtful accounts decreased from December 31 2007. Please explain.

Comment 12 Response:

The accounts receivable reflect the amount due to the company by customers in both the Travel and On-Line Shopping operations, these amounts reflect the total sale amount of the transactions. In the case of the Travel segment, the company only accounts for commission revenue on a transaction; this revenue is typically between 2% and 15% of the transaction value. This makes it difficult to equate the recorded sales revenues (commissions) to total receivables.



Condensed Consolidated Statements of Stockholders' Deficit (page 4)

13. We note that on April 23, 2007 you completed a reverse stock split at a ratio of 15:1 and that the issued and outstanding common shares were reduced from 36,838,400 to 2,452,198 with an amended par value of $0.015 per share. In this regard, revise the statement of stockholders' deficit to retroactively reflect the reverse stock split for all periods presented.


Comment 13 Response:

We acknowledge your comment and will ensure to reflect the 15 to 1 roll back in future filings.

Notes to Consolidated Financial Statements

Note 2. Going Concern (page 6)

14. We note your disclosure that your business plan indicates profitable operation in the coming year, please describe the financial difficulties giving rise to this uncertainty and provide a discussion of a viable plan that has the capacity of removing the threat to the continuation of your business.


Comment 14 Response:

The Company has sustained operating losses since inception, has raised minimal capital and has no long-term contracts related to its business plans. The Company's continuation as a going concern is uncertain and dependant on successfully bringing its services to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations. The operations are currently operating at a cash loss and require a constant injection of capital in order to continue operations. The constant shortage of cash has a negative effect of the efficiency and viability of the company in that it affects staff moral, limits the company's ability to take advantage of cash discounts and other opportunities and diverts management energy away from operations. In the event the Company cannot continue to obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services. The company has taken steps to further reduce its operating costs, while continuing to provide satisfactory customer service. This has resulted in the elimination of some management positions and reducing overhead costs. In addition, the company has taken steps to try to improve sales revenue through offering consulting services to loyalty reward operators by providing tailored reward packages. Though the business plan indicates profitable operation in the coming year, these profits are contingent on completing and fulfillment of contracts with various providers of goods and services throughout the world to provide the Company with a cash flow to sustain operations and successfully achieving planed overhead cost reductions.



ltem 3. Controls and Procedures (page 17)

15. We refer to the first sentence in the disclosure controls and procedures paragraph where you disclose that the company did not evaluate the effectiveness of the design and operation of its disclosures controls and procedures. We further note your reference to an evaluation that resulted in a determination that disclosure controls and procedures were not effective. Please reconcile these two conflicting statements for us and tell us if you performed a review of the company's disclosure controls and procedures as of June30 2007. If you performed a review tell us how you concluded and your basis for that conclusion. If you did not review the disclosure controls and procedures, please explain the company's position in sufficient detail.

Comment 15 Response:

Items 3(page 17) was misstated and should have read as follows:

Controls and Procedures:
------------------------

(a) Disclosure controls and procedures. Within 90 days before filing this report, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures. The Company's disclosure controls and procedures are the controls and other procedures that it designed to ensure that it records, processes, summarizes and reports in a timely manner the information it must disclose in reports that it files with or submits to the Securities and Exchange Commission. Pino Baldassarre, the Company's Chief Executive Officer and Enzo Taddei, its Chief Financial Officer, supervised and participated in this evaluation. Based on this evaluation, Messrs. Baldassarre and Taddei concluded that, as of the date of their evaluation, the Company's disclosure controls and procedures were effective. (b) Internal controls. Since the date of the evaluation described above, there have not been any significant changes in the Company's internal accounting controls or in other factors that could significantly affect those controls.


Form 8-K dated July 13, 2007

16. It appears that Logica Holdings, Inc., formerly known as Maximum Awards Inc., completed the acquisition of Plays on the Net Plc, Anne's World Limited, and Curtain Rising Inc. effective July 9, 2007 by issuing 12 million shares, representing approximately 85% of the company's common stock. It appears to us that you accounted for this acquisition as a business combination; however, it is unclear to us who you determined to be the accounting acquirer. Addressing the factors in paragraph 17 of SFAS 141, please tell us who the accounting acquirer is.

Comment 16 Response:

Upon reflection, we agree that Plays on the Net should be the acquirer and the form 8-K should be restated to reflect this.

We will refile the 8-K reflecting financials at June 30th 2007 showing Plays on the Net as the acquiring company.

17. Refer to the proforma financial statements herein presented. Your proforma financial statements should be in columnar form starting with condensed historical statements for each entity follow by a column showing the pro forma adjustments, and then another column showing pro forma results. The pro forma adjustments should include the allocation of the purchase price and footnotes explaining any assumption. Refer to Rule 310(d) of Regulation S-B and revise.

Comment 17 Response:

When we refile the 8-k, we will ensure to show the adjustments in columnar form.


Very truly yours,

LOGICA HOLDINGS INC




/s/ Enzo Taddei
-----------------------
Name: Enzo Taddei
Chief Financial Officer
LOGICA HOLDINGS INC